SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐            Form 40-F ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 26, 2004	By:	/s/ Robert E. Waite

Name: Robert E. Waite Title: Senior Vice-President

	By:	/s/ Gregory W. Tsang

Name: Gregory W. Tsang Title: Vice-President

Table of Contents

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended April 30, 2004, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:

(a)	the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of the Bank’s disclosure controls and procedures as of the end of the period covered by the Report;

(b)	whether there were significant changes in internal controls or in other factors that have materially affected, or are reasonably likely to materially affect the Bank’s internal controls subsequent to the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses;

(c)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and

(d)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX

1.	Controls and Procedures

2.	Certificates — Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

3.	Certificates — Section 906 of Sarbanes-Oxley Act of 2002